This announcement is neither an offer to purchase nor a solicitation of an offer to sell any securities of Endesa, S.A. The U.S. Offer is made solely by the U.S. Offer to Purchase dated July 30, 2007 and the related ADS Letter of Transmittal and Share Form of Acceptance. The U.S. Offer is not being made, directly or indirectly, in or into any jurisdiction in which the submission of the U.S. Offer or acceptance thereof is illegal in such jurisdiction, and the U.S. Offer to Purchase may not be distributed to shareholders resident in such jurisdictions.

Notice of U.S. Offer to Purchase for Cash
All Outstanding Ordinary Shares and ADSs
of
Endesa, S.A.
for
€40.16 Per Ordinary Share and Per ADS
by
Acciona, S.A.
and
by
Enel Energy Europe S.r.L.
a wholly-owned subsidiary of
Enel S.p.A.
Pursuant to the U.S. Offer to Purchase Dated July 30, 2007

Acciona, S.A. (“Acciona”), a Spanish corporation, and Enel Energy Europe S.r.L. (“EEE” and, together with Acciona, the “Offerors”), an Italian limited liability company and wholly-owned subsidiary of ENEL S.p.A., are offering to acquire all the outstanding ordinary shares, par value €1.20 per share (the “ordinary shares”), and American depositary shares (the “ADSs,” and together with the ordinary shares, the “Endesa securities”) of Endesa, S.A. (“Endesa”), a Spanish corporation, upon the terms and subject to the conditions of the U.S. offer (the “U.S. Offer”) (including, if the U.S. Offer is extended or amended, the terms and conditions of any such extension or amendment), as described in the U.S. Offer to Purchase dated July 30, 2007 (the “U.S. Offer to Purchase”). The U.S. Offer is open to holders of ordinary shares who are resident in the United States and to all holders of ADSs, wherever located. The Offerors are also making a separate, concurrent Spanish offer (the “Spanish Offer” and, together with the U.S. Offer, the “Offers”) for the ordinary shares.

THE U.S. OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 6:00 P.M., NEW YORK CITY TIME, ON OCTOBER 1, 2007, UNLESS ACCIONA, S.A. AND ENEL ENERGY EUROPE S.R.L. EXTEND THE U.S. OFFER OR UNLESS IT LAPSES OR IS WITHDRAWN.

On April 11, 2007, the Offerors had announced their intent to make an offer to acquire all the ordinary shares and ADSs for €41.30 in cash, without interest. The initial offer price of €41.30 was subsequently reduced to the current offer price of €40.16 by the amount of the dividend paid by Endesa of €1.14 per ordinary share on July 2, 2007, pursuant to the terms of the originally announced offer price. See Section 3 (“Consideration”) of the U.S. Offer to Purchase.

The U.S. Offer is subject to the following conditions: (i) receipt of valid tenders not withdrawn at the expiration of the Offers pursuant to the Offers of Endesa securities which together with the 487,116,120 ordinary shares already directly or indirectly held by the Offerors, represent more than 50% of the share capital of Endesa; (ii) certain modifications being made to articles of association of Endesa regarding limitations to the voting rights, and requirements and qualifications applicable to the members of the board of directors; and (iii) the completion of the Spanish Offer. The foregoing conditions are for the exclusive benefit of the Offerors. The Offerors may waive any of the foregoing conditions in whole or in part without prejudice to any other rights which the Offerors may have as described in the U.S. Offer to Purchase.

At least five U.S. business days prior to the scheduled expiration date of the U.S. Offer, the Offerors will announce that they may reduce or waive the minimum tender condition following the expiration of the acceptance period of the U.S. Offer in accordance with Spanish law and practice. The Offerors will disseminate this announcement through a press release and by placing an advertisement in a newspaper of national circulation in the United States, which press release and advertisement will state the exact percentage to which the minimum tender condition may be reduced or waived and state that a reduction or waiver is possible and advise shareholders to withdraw their tenders immediately if their willingness to tender into the U.S. Offer would be affected by a reduction or waiver of the minimum tender condition. During the period of five U.S. business days after the Offerors make the announcement, the U.S. Offer will be open for acceptances and holders of ordinary shares and ADSs who have tendered their securities in the U.S. Offer may withdraw their Endesa securities pursuant to the procedure described below.

The Offerors may, in their sole discretion but subject to applicable law, extend the expiration date of the acceptance period of the U.S. Offer or vary or terminate the U.S. Offer. Any extension, delay, termination, waiver or amendment of the U.S. Offer will be followed promptly by public announcement thereof, and such announcement in the case of an extension will be made no later than the earlier of (i) 9:00 a.m., New York City time, on the next U.S. business day after the previously scheduled expiration date and (ii) the first opening of the New York Stock Exchange on the next trading day after the previously scheduled expiration date. Without limiting the manner in which the Offerors may choose to make any public announcement, subject to applicable law (including Rules 14d-4(d) and 14e-1(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which require that material changes be promptly disseminated to holders of ordinary shares and ADSs in a manner reasonably designed to inform such holders of the change), the Offerors currently intend to make announcements regarding the U.S. Offer by issuing a press release. The Offerors will file the announcements with the U.S. Securities and Exchange Commission via the EDGAR filing system on the dates that the respective announcements are made.

If the Offerors make a material change in the terms of the U.S. Offer, the Offerors will extend the U.S. Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the U.S. Offer must remain open following material changes in the terms of the U.S. Offer will depend upon the facts and circumstances, including the materiality, of the changes. With respect to a change in the consideration offered or, subject to certain limitations, a change in the percentage of securities sought or a change in any dealer’s soliciting fee, the U.S. Offer must remain open for ten U.S. business days from the date that notice of the change is first published or sent or given to security holders. In addition, because the U.S. Offer is conditioned upon the completion of the Spanish Offer, the Offerors intend to extend the U.S. Offer if there are any extensions in the Spanish Offer. Pursuant to Spanish law, the Spanish Offer may be extended by the Comisión Nacional del Mercado de Valores to allow Endesa’s shareholders to adopt the resolutions upon which the Offers are conditioned at Endesa’s general shareholders’ meeting.

The Offerors do not currently plan to provide a subsequent offering period following the expiration of the acceptance period of the U.S. Offer.

To accept the U.S. Offer, holders of ordinary shares who hold their ordinary shares through a custodian, such as a broker, bank or trust company, must (i) complete and sign the Share Form of Acceptance and send it to The Bank of New York, the U.S. Tender Agent for the U.S. Offer and (ii) instruct their custodian to transfer their ordinary shares to the U.S. Tender Agent’s account at Santander Investment S.A., its custodian in Spain, in each case before the expiration of the acceptance period. Holders of ADSs in certificate form must deliver their American depositary receipts representing their ADSs, together with a completed and signed ADS Letter of Transmittal, to the U.S. Tender Agent along with any other required documents. If the ADSs are held through a custodian, such as a broker, bank or trust company, the custodian can tender the ADSs through The Depository Trust Company. If it is not possible to complete the tender of the Endesa securities in the manner described above on a timely basis, holders may nevertheless be able to tender their Endesa securities by following the procedures for guaranteed delivery described in the U.S. Offer to Purchase.

Tendering holders of Endesa securities who are the registered owners of their ordinary shares or ADSs and who accept the U.S. Offer will not have to pay brokerage fees or similar commissions. However, tendering holders who own ordinary shares or ADSs through a broker or other nominee, and whose broker accepts the U.S. Offer on their behalf, should consult their broker or nominee to determine whether any charges will apply.

Upon the terms and subject to the conditions of the U.S. Offer (including, if the U.S. Offer is extended or amended, the terms and conditions of any such extension or amendment), the Offerors will accept for payment all ordinary shares and ADSs validly tendered and not withdrawn on or prior to 6:00 p.m., New York City time, on October 1, 2007, unless the Offerors extend the U.S. Offer or unless it lapses or is withdrawn. Pursuant to Rule 14d-1(d)(2)(iv) of the Exchange Act, the settlement procedure for the ordinary shares and ADSs tendered in the U.S. Offer will be consistent with Spanish practice, which differs from U.S. domestic tender offer procedures in certain material respects, particularly with regard to the date of payment. The consideration will not be delivered to the U.S. Tender Agent until after receipt of the notification by the Comisión Nacional del Mercado de Valores to the Offerors of the results of the Offers and after the Offerors determine whether to waive the minimum tender condition if that condition has not been met. This notification by the Comisión Nacional del Mercado de Valores will be made no later than eight Spanish business days after the expiration date of the Spanish Offer. Following the receipt of the consideration by the U.S. Tender Agent, the holders of Endesa securities who tendered their securities in the U.S. Offer will be paid promptly following the expiration of the acceptance period of the U.S. Offer, which is expected to be approximately two weeks following the expiration of the acceptance period of the U.S. Offer.

The cash consideration paid in the U.S. Offer to tendering holders of ordinary shares and ADSs will, to the extent practicable, be converted into U.S. dollars on the day that it is received by the U.S. Tender Agent, at the then prevailing spot market rate applicable to similar transactions and will be distributed, net of any expenses incurred by the U.S. Tender Agent in converting the cash consideration into U.S. dollars, to tendering holders of ordinary shares and ADSs. The charges that the U.S. Tender Agent will incur in converting the consideration into U.S. dollars will be deducted from the consideration to be paid in the U.S. Offer. Thus, the exact amount of consideration will not be determined at the time of tender. Tendering holders of Endesa securities will be paid approximately two weeks following the expiration of the acceptance period of the U.S. Offer.

In the event that Endesa pays any dividend or other distribution before the date of acceptance for payment of Endesa securities tendered under the U.S. Offer, the consideration offered per ordinary share and per ADS shall be reduced by an amount equivalent to the gross dividend or other distribution distributed per ordinary share.

Under no circumstances will interest be paid by the Offerors on the purchase price of the ordinary shares or ADSs, regardless of any extension of the acceptance period or any delay in making such payment.

Except as otherwise provided below, tenders of ordinary shares and ADSs are irrevocable. Tenders of ordinary shares and ADSs into the U.S. Offer may be withdrawn in accordance with the procedures set forth below at any time before 6:00 p.m., New York City time, on October 1, 2007, unless the Offerors extend the U.S. Offer or unless it lapses or is withdrawn. If the acceptance period of the U.S. Offer is extended, tenders of ordinary shares and ADSs into the U.S. Offer may be withdrawn prior to the expiration of the extended acceptance period. For the purpose of the U.S. Offer, a withdrawal of ADSs is considered to be a withdrawal of the underlying ordinary shares. Withdrawal may be made in whole or in part. For a withdrawal of ordinary shares or ADSs to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the U.S. Tender Agent at one of its addresses set forth on the last page of the U.S. Offer to Purchase. Any notice of withdrawal must specify (i) the name of the person having tendered the Endesa securities to be withdrawn, (ii) the number of Endesa securities to be withdrawn and (iii) the name of the record holder of the Endesa securities to be withdrawn, if different from that of the person who tendered such Endesa securities.

For U.S. federal and Spanish income tax purposes, the receipt of cash in exchange for ordinary shares of ADSs pursuant to the U.S. Offer will be a taxable transaction. All holders of ordinary shares and ADSs are advised to consult a tax advisor regarding the particular consequences to them of the U.S. Offer.

A request will be made to Endesa for the use of its shareholder and security position listings for the purpose of disseminating the U.S. Offer to holders of Endesa securities. The U.S. Offer to Purchase, the Share Form of Acceptance, the ADS Letter of Transmittal and the Notice of Guaranteed Delivery will be mailed or furnished to record holders of Endesa securities and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the shareholder and ADS holder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Endesa securities. All expenses incurred in connection therewith will be borne by the Offerors.

The information required to be disclosed by Rule 14d-6(d)(1) under the Exchange Act is contained in the U.S. Offer to Purchase and is incorporated herein by reference. The U.S. Offer to Purchase, the ADS Letter of Transmittal, the Share Form of Acceptance and the Notice of Guaranteed Delivery contain important information, which should be read carefully prior to making any decision regarding whether or not to tender ordinary shares and ADSs. Questions and requests for assistance may be directed to Georgeson, the Information Agent, at its telephone number or address set forth below. Additional copies of the

U.S. Offer to Purchase, the Share Form of Acceptance, the ADS Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may also be obtained free of charge from the Information Agent.

The Information Agent for the U.S. Offer is:

17 State Street, 10th Floor
New York, NY 10004

HOLDERS OF ORDINARY SHARES AND ADSs CALL TOLL-FREE
(888) 605-7580

BANKS AND BROKERS CALL COLLECT
(212) 440-9800

July 30, 2007

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